UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 23 August 2024: Dealings in securities by a director and the acting Company Secretary of Sasol Limited and Company Secretary of a major subsidiary

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

DEALINGS IN SECURITIES BY A DIRECTOR AND THE ACTING COMPANY SECRETARY OF SASOL LIMITED AND COMPANY SECRETARY OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director and the acting Company Secretary of Sasol Limited and Company Secretary of a major subsidiary.

Transaction date:	23 August 2024
Class of securities:	Sasol ordinary shares
Nature of transaction:	Purchase of shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Purchase price per share (ZAR)	Total value of the transaction (ZAR)
TJ Cumming	Sasol Limited: Director	1 950	146,5143	R285 703,00

The person below has transacted in securities awarded and accepted in 2021 in terms of the rules of the 2016 long-term incentive (LTI) plan. This award is an on-appointment award and carries no Corporate Performance Targets.

The Participant had the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealing is as set out below.

Transaction date:	22 August 2024
Class of securities:	Sasol ordinary shares

Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)*	Total value of the transaction (ZAR)
H Joubert	Sasol Limited: Acting Company Secretary Sasol South Africa Limited: Company Secretary	2 122	142,4884	302 360,38

* Average selling price per share is based on transactions effected by the Company on 22 August 2024. Proceeds are allocated to the shares sold by the individual, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
22 August 2024	145,5000	138,5600	142,4884

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

23 August 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary